

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

December 20, 2007

Mr. William D. Larsson
Precision Castparts Corp.
4650 S.W. Macadam Avenue
Suite 440
Portland, Oregon 97239

> **RE:** **Precision Castparts Corp.**
> **Form 10-K for the fiscal year ended April 2, 2006**
> **Filed June 14, 2007**
> **File # 1-10348**

Dear Mr. Larsson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief